Exhibit 99.2

August 26, 2005

To :   Computershare Trust Company of Canada
        The Canadian Depository for Securities Limited
        Alberta Securities Commission
        British Columbia Securities Commission
        The Manitoba Securities Commission
        Office of the Administrator, New Brunswick
        Securities Commission of Newfoundland
        Nova Scotia Securities Commission
        Ontario Securities Commission
        Registrar of Securities, Prince Edward Island
        Saskatchewan Securities Commission
        Toronto Stock Exchange

Dear Sirs:

Subject: Telesystem International Wireless Inc. / cash distributions

Please be advised that Telesystem International Wireless Inc. will be distributing an aggregate of Cdn$18.80 in cash on all its outstanding common shares pursuant to the following terms:

1.   Record Date   September 8, 2005
2.   Amount and type   Cdn$17.01 per share/return of capital
3.   Payable Date   September 27, 2005

1.   Record Date   September 21, 2005
2.   Amount and type   Cdn$1.79 per share/dividend
3.   Payable Date   September 27, 2005

Holders of common shares should note that the dividend distribution will be subject to withholding tax for holders of common shares who are not Canadian resident.

Yours truly,

Margriet Zwarts
General Counsel and Secretary
Telesystem International Wireless Inc.